1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 29, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/05/29:	Major resolutions of 2025 Annual General Meeting
99.2	Announcement on 2025/05/29:	The election of the Company's 11th term directors at the 2025 Annual General Meeting
99.3	Announcement on 2025/05/29:	Announcement for the resolution of the Company's Annual General Meeting to release non-competition restrictions on director
99.4	Announcement on 2025/05/29:	Announcement for members of the Company's Audit Committee
99.5	Announcement on 2025/05/29:	Announcement of the expiration of the term for the Company's Compensation Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2025
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Major resolutions of 2025 Annual General Meeting

Date of events: 2025/05/29

Content:

1.
Date of the shareholders meeting: 2025/05/29
2.
Important resolutions (1) Profit distribution/ deficit compensation:

Ratified 2024 earnings distribution proposal with cash dividend NT$5.0 per share. Authorized the Chairman to set a record date of ex-cash dividend for distribution.

3.
Important resolutions (2) Amendments to the corporate charter: Approved amendments to the Articles of Incorporation of the Company.
4.
Important resolutions (3) Business report and financial statements: Ratified 2024 business report and financial statements.
5.
Important resolutions (4) Elections for board of directors and supervisors: The election of the Company's 11th term directors, 13 directors in total, including 5 independent directors.

Directors:
(1)
Chih-Cheng Chien, Representative of MOTC
(2)
Rong-Shy Lin, Representative of MOTC
(3)
Sheng-Yuan Wu, Representative of MOTC
(4)
Chi-Hwa Chern, Representative of MOTC
(5)
Kung-Yeun Jeng, Representative of MOTC
(6)
Lee-Feng Chien, Representative of MOTC
(7)
I-Jen Su, Representative of MOTC
(8)
Shiow-Long Horng, Representative of MOTC

Independent Directors:
(1)
Su-ming Lin,
(2)
Yi-Chin Tu
(3)
Ikujin Ko
(4)
Ching-Feng Hsueh
(5)
Jer-Liang Yeh

6.
Important resolutions (5) Any other proposals:

Approved release of non-competition restrictions on the 11th term directors.

7.
Any other matters that need to be specified: None

EXHIBIT 99.2

The election of the Company's 11th term directors at the 2025 Annual General Meeting

Date of events: 2025/05/29

Content:

1.
Date of occurrence of the change: 2025/05/29
2.
Elected or changed position (Please enter institutional director, institutional supervisor, independent director, natural-person director or natural-person supervisor): institutional directors and independent directors
3.
Title and name of the previous position holder:
(1)
Representative of the Ministry of Transportation and Communications (MOTC): Chih-Cheng Chien
(2)
Representative of the Ministry of Transportation and Communications (MOTC): Rong-Shy Lin
(3)
Representative of the Ministry of Transportation and Communications (MOTC): Sheng-Yuan Wu
(4)
Representative of the Ministry of Transportation and Communications (MOTC): Ching-Hwi Lee
(5)
Representative of the Ministry of Transportation and Communications (MOTC): Shin-Yi Chang
(6)
Representative of the Ministry of Transportation and Communications (MOTC): Sin-Horng Chen
(7)
Representative of the Ministry of Transportation and Communications (MOTC): Lee-Feng Chien
(8)
Representative of the Ministry of Transportation and Communications (MOTC): Shiow-Long Horng
(9)
Independent Director: Su-ming Lin
(10)
Independent Director: Chia-Chung Chen
(11)
Independent Director: Yu-Fen Lin
(12)
Independent Director: Chung-Chin Lu
(13)
Independent Director: Yi- Chin Tu
4.
Resume of the previous position holder:
(1)
Chih-Cheng Chien: Chairman & CEO, Chunghwa Telecom Co., Ltd.
(2)
Rong-Shy Lin: President, Chunghwa Telecom Co., Ltd.
(3)
Sheng-Yuan Wu: Political Deputy Minister, Ministry of Transportation and Communications (MOTC)

(4)
Ching-Hwi Lee: Deputy Minister, Ministry of Culture (MOC)
(5)
Shin-Yi Chang: Director, Accounting Department, Ministry of Transportation and Communications (MOTC)
(6)
Sin-Horng Chen: Chair Professor, Institute of Communications Engineering, National Yang Ming Chiao Tung University
(7)
Lee-Feng Chien: Independent Director, Uni-President Enterprises Corp.
(8)
Shiow-Long Horng: Labor Director, Chunghwa Telecom Co., Ltd.
(9)
Su-ming Lin: Adjunct Professor, Department of Accounting, College of Management, National Taiwan University
(10)
Chia-Chung Chen: Independent Director, MOSPEC Semiconductor Corp.
(11)
Yu-Fen Lin: Managing Partner, Lex & Honor Attorneys-at-Law
(12)
Chung-Chin Lu: Professor, Department of Electrical Engineering, National Tsing Hua University
(13)
Yi- Chin Tu: Chairman, Taiwan AI Labs & Foundation
5.
Title and name of the new position holder:
(1)
Representative of the Ministry of Transportation and Communications (MOTC): Chih-Cheng Chien
(2)
Representative of the Ministry of Transportation and Communications (MOTC): Rong-Shy Lin
(3)
Representative of the Ministry of Transportation and Communications (MOTC): Sheng-Yuan Wu
(4)
Representative of the Ministry of Transportation and Communications (MOTC): Chi-Hwa Chern
(5)
Representative of the Ministry of Transportation and Communications (MOTC): Kung-Yeun Jeng
(6)
Representative of the Ministry of Transportation and Communications (MOTC): Lee-Feng Chien
(7)
Representative of the Ministry of Transportation and Communications (MOTC): I-Jen Su
(8)
Representative of the Ministry of Transportation and Communications (MOTC): Shiow-Long Horng
(9)
Independent Director: Su-ming Lin
(10)
Independent Director: Yi-Chin Tu
(11)
Independent Director: Ikujin Ko
(12)
Independent Director: Ching-Feng Hsueh
(13)
Independent Director: Jer-Liang Yeh
6.
Resume of the new position holder:
(1)
Chih-Cheng Chien: Chairman & CEO, Chunghwa Telecom Co., Ltd.

(2)
Rong-Shy Lin: President, Chunghwa Telecom Co., Ltd.
(3)
Sheng-Yuan Wu: Political Deputy Minister, Ministry of Transportation and Communications (MOTC)
(4)
Chi-Hwa Chern: Director, Department of Industrial Development and International Affairs for Transportation, Ministry of Transportation and Communications (MOTC)
(5)
Kung-Yeun Jeng: Chairman & President, Taiwan High Speed Rail Corp.
(6)
Lee-Feng Chien: Independent Director of Uni-President Enterprises Corp.
(7)
I-Jen Su: Professor, Department of Computer Science and Information Engineering, National Penghu University of Science and Technology
(8)
Shiow-Long Horng: Labor director, Chunghwa Telecom Co., Ltd.
(9)
Su-ming Lin: Adjunct Professor, Department of Accounting, College of Management, National Taiwan University
(10)
Yi-Chin Tu: Chairman, Taiwan AI Labs & Foundation
(11)
Ikujin Ko: Chairman, Creative Sensor Inc. and Teco Image Systems Co., Ltd.
(12)
Ching-Feng Hsueh: Attorney-at-Law, Island Taiwan Law Offices
(13)
Jer-Liang Yeh: Professor, Institute of Electronic Engineering, Department of Power Mechanical Engineering, and the Institute of Nanoengineering and Microsystems, National Tsing Hua University
7.
Circumstances of change (Please enter “resignation”, “dismissal”, term expired”, “death” or “new appointment”): term expired
8.
Reason for the change: term expired and re-election
9.
Number of shares held by the new position holder when elected: 2,737,718,976 shares held by MOTC
10.
Original term (from __________ to __________): from 2022/05/27 to 2025/05/26
11.
Effective date of the new appointment: 2025/05/29
12.
Turnover rate of directors of the same term: NA for re-election
13.
Turnover rate of independent directors of the same term: NA for re-election
14.
Turnover rate of supervisors of the same term: NA
15.
Change in one-third or more of directors (Please enter “Yes” or No”): Yes
16.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.3

Announcement for the resolution of the Company's Annual General Meeting to release non-competition restrictions on director

Date of events: 2025/05/29

Content:

1.
Date of the shareholders meeting resolution: 2025/05/29
2.
Name and title of the director with permission to engage in competitive conduct:

Directors: Chih-Cheng Chien, Sheng-Yuan Wu, Lee-Feng Chien, and Kung-Yeun Jeng

Independent Directors: Su-ming Lin, Yi- Chin Tu, and Ikujin Ko
3.
Items of competitive conduct in which the director is permitted to engage:

Chih-Cheng Chien: Director, Industrial Technology Research Institute

Sheng-Yuan Wu: Interim Chairman, State-Owned Taiwan Railway Corporation, Ltd.

Lee-Feng Chien:
(1)
Independent Director, Airoha Technology Corp.
(2)
Independent Director, Uni-President Enterprises Corp.
(3)
Independent Director, Appier Group Inc. Japan
(4)
Independent Director, KKDay Holdings Co., Ltd. Japan
(5)
Managing Director, Institute For Information Industry
(6)
Partner, Taiwan Leap Venture
(7)
Director, Taipei Co-Creation Foundation for Entrepreneurs
(8)
Independent Director, ASUSTeK Computer Inc.

Kung-Yeun Jeng: Chairman, Taiwan High Speed Rail Corp.

Su-ming Lin:
(1)
Independent Director, AP Biosciences Inc.
(2)
Independent Director, Sunny Friend Environmental Technology Co., Ltd.
(3)
Independent Director, Taiwan Fertilizer Co., Ltd.

Yi- Chin Tu: Independent Director, PChome Online Inc.

Ikujin Ko:

(1)
Chairman, Teco Image Systems Co., Ltd.
(2)
Chairman, Creative Sensor Inc.
(3)
Independent Director, Genetics Generation Advancement Corp. (GGA Corp.)
4.
Period of permission to engage in the competitive conduct: During the term of being a director and an independent director of the Company
5.
Circumstances of the resolution (please describe the results of voting in accordance with Article 209 of the Company Act): The aforesaid approval was granted at the Company's Annual General Meeting on May 29, 2025, with shareholders representing two-thirds or more of the total outstanding shares in attendance, and was approved by a majority of the voting rights of the shareholders present, thereby releasing the aforementioned director from non-competition restrictions.
6.
If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the directors (if it is not the operator of a Mainland-area enterprise, please enter“N/A” below): N/A
7.
Company name of the mainland China area enterprise and the director's position in the enterprise: N/A
8.
Address of the mainland China area enterprise: N/A
9.
Operations of the mainland China area enterprise: N/A
10.
Impact on the company's finance and business: None
11.
If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio: N/A
12.
Any other matters that need to be specified: None

EXHIBIT 99.4

Announcement for members of the Company's Audit Committee

Date of events: 2025/05/29

Content:

1.
Date of occurrence of the change: 2025/05/29
2.
Name of the functional committees: Audit Committee
3.
Name of the previous position holder:

Su-ming Lin, Chia-Chung Chen, Yu-Fen Lin, Chung-Chin Lu, Yi- Chin Tu

4.
Resume of the previous position holder:

Su-ming Lin: Adjunct Professor, Department of Accounting, College of Management, National Taiwan University

Chia-Chung Chen: Independent Director, MOSPEC Semiconductor Corp.

Yu-Fen Lin: Managing Partner, Lex & Honor Attorneys-at-Law

Chung-Chin Lu: Professor, Department of Electrical Engineering, National Tsing Hua University

Yi-Chin Tu: Chairman, Taiwan AI Labs & Foundation
5.
Name of the new position holder:

Su-ming Lin, Yi-Chin Tu, Ikujin Ko, Ching-Feng Hsueh, Jer-Liang Yeh

6.
Resume of the new position holder:

Su-ming Lin: Adjunct Professor, Department of Accounting, College of Management, National Taiwan University

Yi-Chin Tu: Chairman, Taiwan AI Labs & Foundation

Ikujin Ko: Chairman, Creative Sensor Inc. and Teco Image Systems Co., Ltd.

Ching-Feng Hsueh: Attorney-at-Law, Island Taiwan Law Offices

Jer-Liang Yeh: Professor, Institute of Electronic Engineering, Department of Power Mechanical Engineering, and the Institute of Nanoengineering and Microsystems, National Tsing Hua University
7.
Circumstances of change (Please enter “resignation”, “dismissal”,“term expired”, “death” or “new appointment”): term expired
8.
Reason for the change: term expired and re-election
9.
Original term (from __________ to __________): from 2022/05/27 to 2025/05/26

10.
Effective date of the new member: 2025/05/29
11.
Any other matters that need to be specified: The five newly elected independent directors have been appointed to the Audit Committee.

EXHIBIT 99.5

Announcement of the expiration of the term for the Company's Compensation Committee

Date of events: 2025/05/29

Content:

1.
Date of occurrence of the change: 2025/05/29
2.
Name of the functional committees: The Compensation Committee
3.
Name of the previous position holder:

Independent Director: Yu-Fen Lin

Independent Director: Su-ming Lin

Independent Director: Chia-Chung Chen
4.
Resume of the previous position holder:

Yu-Fen Lin: Managing Partner, Lex & Honor Attorneys-at-Law

Su-ming Lin: Adjunct Professor, Department of Accounting, College of Management, National Taiwan University

Chia-Chung Chen: Independent Director, MOSPEC Semiconductor Corp.
5.
Name of the new position holder: N/A
6.
Resume of the new position holder: N/A
7.
Circumstances of change (Please enter “resignation”, “dismissal”,“term expired”, “death” or “new appointment”): term expired
8.
Reason for the change: To discharge the commission of Independent Director, due to term expired
9.
Original term (from __________ to __________): from 2022/05/30 to 2025/05/26
10.
Effective date of the new member: N/A
11.
Any other matters that need to be specified: None